Filed by Crosstex Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

The following email was sent to employees of Crosstex Energy, Inc. and posted on Crosstex Energy, Inc.’s internal website on October 23, 2013:

Subject Line: Crosstex and Devon to Combine Midstream Assets to Create a New Company - Video Message

To All of Crosstex,

These are exciting times here at Crosstex! As you know, we recently announced that Devon is combining substantially all of its midstream assets with ours to create one of the best positioned midstream companies in the U.S. Thank you for your continued hard work and dedication which positioned us for this opportunity.

Please take a few minutes to watch a video in which John Richels, Devon’s President and CEO, and I share additional details on why we are so excited about this partnership:  http://sps.crosstexenergy.com/default.aspx

The New Company, which will be named sometime before the close of the transaction in the first-quarter of 2014, will be more than twice the size of Crosstex today with assets in the Barnett, Permian, Cana and Arkoma Woodford, Eagle Ford, Gulf Coast, Utica and Marcellus.

I am confident that Devon is the right partner, one we know well and who shares both our commitment to excellence and our vision for the future. We also share the belief that an organization is only as good as its people. Thank you for your continued focus and dedication as we work to create a larger and stronger midstream company.  I hope you share our excitement about the combination of our two great companies and our future together.

Sincerely,

Barry

Additional Information and Where to Find It

In connection with the proposed merger, the General Partner entity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and shareholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crosstex Energy, Inc. in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.  Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.